CARTER LEDYARD & MILBURN LLP
Counselors at Law
701 8th Street, N.W., Suite 410
Washington, DC 20001-3893
Vincent Monte-Sano	2 Wall Street	(202) 898-1515
	New York, NY 10005-2072	•
•	•	570 Lexington Avenue
Direct Dial: 212-238-8808	Tel (212) 732-3200	New York, NY 10022-6856
E-mail: monte-sano@clm.com	Fax (212) 732-3232	(212) 371-2720

April 9, 2009

Tom Kluck

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Orient-Express Hotels Ltd.
Registration Statement on Form S-3 Filed March 31, 2009
File No. 333-158308

Dear Mr. Kluck:

Set forth below are the responses of Orient-Express Hotels Ltd. (the “Company”) to your comments regarding the Registration Statement on Form S-3 filed by the Company on March 31, 2009.  Concurrently with this letter, the Company is filing Amendment No. 1 to the Form S-3.

The paragraphs below are numbered to correspond to your comments as set forth in your letter dated April 8, 2009. In each instance, we have repeated your comment in italics and set forth our response in plain type below the relevant comment.

General

1.             Please file the undertaking required by Item 512(j) of Regulation S-K.

Response

The Company has added the required undertaking as paragraph (6) to Item 17 in response to your comment.

2.             We note that you have not filed the form of indenture relating to the issuances of debentures, notes, bonds or other evidences of indebtedness.  See Item 601(b)(4) of Regulation S-K.  Please file the indenture, which may be “open-ended,” prior to the effectiveness of this registration statement.  Please refer to Section 201.04 under the 1939 Act- General Guidance, which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm, and revise accordingly.

Response

The Company has filed the open-ended Indenture as exhibit 4.5 in response to your comment.

3.             We note that exhibit 25.1 indicates that Form T-1 Statement of Eligibility of the Trustee under Indenture will be filed as an exhibit to a report filed under the Securities Exchange Act of 1934.  Please be aware that companies relying upon Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis must separately file the Form T-1 under the electronic form type “305B2.”  In this situation, companies should not file the Form T-1 in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement.  Please refer to Section 220.01 under the 1939 Act-General Guidance, which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm and revise your exhibit index accordingly.

Response

The Company has revised the footnote to exhibit 25.1 in response to your comment.

We trust that the foregoing is, and the amendment filed herewith are, responsive to your concerns. Please feel free to contact me at (212) 238-8808 or my colleague, Christina Gray - Trefry at (212) 238-8696 with any questions concerning this registration statement.

Sincerely,
/s/ Vincent Monte-Sano

VM-S:cgt
cc: Phil Rothenberg